 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Siebert Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

826176 10 9
(CUSIP Number)

Gloria E. Gebbia
Managing Member
Kennedy Cabot Acquisition, LLC
24005 Ventura Blvd. Suite 200 Calabasas CA 91302
(212) 514-8369
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13D	Page 2 of 9

1.	NAMES OF REPORTING PERSONS

Kennedy Cabot Acquisition, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7.	SOLE VOTING POWER

		0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		19,221,799
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		19,221,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,221,799
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63%*
14.	TYPE OF REPORTING PERSON (see instructions)

OO

* Percentage of class calculated based on 30,455,962 total outstanding shares of Common Stock as of March 23, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2020.

CUSIP No. 826176 10 9	13D	Page 3 of 9

1.	NAMES OF REPORTING PERSONS

Gloria E. Gebbia

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Gloria E. Gebbia is a US Citizen

	7.	SOLE VOTING POWER

		10,031,236
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		19,221,799
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		10,031,236
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		19,221,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,221,799
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63%*
14.	TYPE OF REPORTING PERSON (see instructions)

IN

* Percentage of class calculated based on 30,455,962 total outstanding shares of Common Stock as of March 23, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2019, filed with the SEC on March 27, 2020.

CUSIP No. 826176 10 9	13D	Page 4 of 9

1.	NAMES OF REPORTING PERSONS

John M. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

John M. Gebbia is a US Citizen

	7.	SOLE VOTING POWER

		1,826,681
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		19,221,799
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,826,681
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		19,221,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,221,799
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63%*
14.	TYPE OF REPORTING PERSON (see instructions)

IN

* Percentage of class calculated based on 30,455,962 total outstanding shares of Common Stock as of March 23, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2019, filed with the SEC on March 27, 2020.

CUSIP No. 826176 10 9	13D	Page 5 of 9

1.	NAMES OF REPORTING PERSONS

Richard Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Richard Gebbia is a US Citizen

	7.	SOLE VOTING POWER

		2,640,081
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		19,221,799
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		2,640,081
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		19,221,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,221,799
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63%*
14.	TYPE OF REPORTING PERSON (see instructions)

IN

* Percentage of class calculated based on 30,455,962 total outstanding shares of Common Stock as of March 23, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2019, filed with the SEC on March 27, 2020.

CUSIP No. 826176 10 9	13D	Page 6 of 9

1.	NAMES OF REPORTING PERSONS

David Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

David Gebbia is a US Citizen

	7.	SOLE VOTING POWER

		1,035,281
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		19,221,799
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,035,281
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		19,221,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,221,799
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63%*
14.	TYPE OF REPORTING PERSON (see instructions)

IN

* Percentage of class calculated based on 30,455,962 total outstanding shares of Common Stock as of March 23, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2019, filed with the SEC on March 27, 2020.

CUSIP No. 826176 10 9	13D	Page 7 of 9

Item 1. Security and Issuer.

This Amendment 14 to Schedule 13D (this "Amendment") amends Amendment 13 to Schedule 13D filed on February 7, 2020. Amendment 13 to Schedule 13D amended Amendment 12 to Schedule 13D filed on January 17, 2020. Amendment 12 to Schedule 13D amended Amendment 11 to Schedule 13D filed on January 10, 2020. Amendment 11 to Schedule 13D amended Amendment 10 to Schedule 13D filed on December 18, 2019. Amendment 10 amended Amendment 9 to Schedule 13D filed on September 30, 2019. Amendment 9 amended Amendment 8 to Schedule 13D filed on May 9, 2019. Amendment 8 amended Amendment 7 to Schedule 13D filed on April 4, 2019. Amendment 7 amended Amendment 6 to Schedule 13D filed on January 2, 2019. Amendment 6 amended Amendment 5 to Schedule 13D filed on September 11, 2018 (“Amendment 5”).  Amendment 5 amended the amended and restated Schedule 13D filed on April 25, 2018 as Amendment 4 (the “Amended and Restated Schedule 13D”), by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”), Gloria E. Gebbia, the Managing Member of KCA, Richard Gebbia, David Gebbia and John M. Gebbia (each a “Reporting Person” and collectively, the “Reporting Persons”). The Amended and Restated Schedule 13D was filed by the Reporting Persons to amend and restate the Schedule 13D filed on December 21, 2016 (the “Original Schedule 13D”), as amended and supplemented by Amendment 1 filed on January 11, 2018, Amendment 2 filed on January 26, 2018, and Amendment 3 filed on February 26, 2018.

This Amendment is being filed by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive officers are located at 120 Wall Street, New York, NY 10005.

The Reporting Persons are filing this Amendment to report the acquisition of 2,181,621 shares of Issuer Common Stock in a private transaction by Gloria E. Gebbia from John M Gebbia, Richard Gebbia, and David J Gebbia.

This Amendment does not restate disclosures in the Amended and Restated Schedule 13D that are not being amended, and should be read in conjunction with the Amended and Restated Schedule 13D. Except as set forth herein, the Amended and Restated Schedule 13D is unmodified. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Amended and Restated Schedule 13D.

CUSIP No. 826176 10 9	13D	Page 8 of 9

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment 8 is hereby amended and restated as follows:

(a)	As of the date hereof:

i.	KCA beneficially owns 3,177,283 shares of Common Stock, representing approximately 10% of the outstanding Common Stock of the Issuer.

ii.
Gloria E. Gebbia is the Managing Member of KCA and, as such, can vote or direct the vote or dispose or direct the disposition of the shares of Common Stock owned by KCA, and (ii) Gloria E. Gebbia is the direct beneficial owner of 10,031,236 shares of Common Stock, representing approximately 33% of outstanding Common Stock of the Issuer, and she is the indirect beneficial owner of the shares owned by KCA and she may be deemed to share indirect beneficial ownership of a total of 6,013,280 additional shares of Issuer Common Stock, owned by family trusts and certain members of Gloria E. Gebbia’s family. Accordingly, Gloria E. Gebbia may be deemed to beneficially own, directly and indirectly, an aggregate of 19,221,799 shares of Common Stock, representing approximately 63% of the outstanding Common Stock of the Issuer.

iii.
John M. Gebbia is the direct beneficial owner of 1,826,681 shares of Issuer Common Stock, representing approximately 6% of outstanding Common Stock of the Issuer and he may be deemed to share indirect beneficial ownership of a total of 24,000 additional shares of Issuer Common Stock, owned by certain family members.

iv.
Richard Gebbia is the direct beneficial owner of  2,640,081 shares of Issuer Common Stock, representing approximately 9% of outstanding Common Stock of the Issuer and he may be deemed to share indirect beneficial ownership of a total of 335,000 additional shares of Issuer Common Stock, owned by certain family members.

v.
David Gebbia is the direct beneficial owner of  1,035,281 shares of Issuer Common Stock, representing approximately 3% of outstanding Common Stock of the Issuer and he may be deemed to share indirect beneficial ownership of a total of 35,800 additional shares of Issuer Common Stock, owned by certain family members.

Each of KCA, John M. Gebbia, Richard Gebbia and David Gebbia, as a member of the “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to own beneficially of the shares of Common Stock directly or beneficially owned by the other Reporting Persons, which is, in the aggregate, 19,221,799 shares. Each of the Reporting Persons disclaims the beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

The percentage calculations in Item 5(a) are based on 30,455,962 total outstanding shares of Common Stock as of March 23, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2019, filed with the SEC on March 27, 2020.

(b)	The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(b).

(c)	Except as otherwise described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days:

CUSIP No. 826176 10 9	13D	Page 9 of 9

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

Kennedy Cabot Acquisition, LLC

	By:	/s/ Gloria E. Gebbia
Gloria E. Gebbia
Managing Member

/s/ Gloria E. Gebbia
Gloria E. Gebbia

/s/ John M. Gebbia
John M. Gebbia

/s/ Richard Gebbia
Richard Gebbia

/s/ David Gebbia
David Gebbia